Exhibit 21

Dynatronics Corp.
Subsidiary Information

Dynatronics Corp. has one wholly-owned subsidiary, Dynatronics Distribution Co. LLC, which is a Utah limited liability company.  This subsidiary was formed to facility the mergers of six distributors with Dynatronics Corp. in 2007.